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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                  Under the Securities Exchange Act of 1934

                        For the month of April, 2000

                                OpenTV Corp.

               (Translation of registrant's name into English)

                          401 East Middlefield Road
                           Mountain View, CA 94043

                   (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  "X"                               Form 40-F   "   "
           ----                                         ----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  "__"                                          No  "X"
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                      REPORT OF FOREIGN PRIVATE ISSUER

                        FOR THE MONTH OF APRIL, 2000

            OPENTV REPORTS RECORD FIRST QUARTER FINANCIAL RESULTS

OpenTV Corp., a British Virgin Islands corporation ("OpenTV") issued a press release release dated April 27, 2000 (the "Press Release") announcing the Company's first quarter results for the the first quarter ended March 31, 2000.

The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.

Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the closing of the merger with Spyglass, Inc. ("Spyglass"), the risk that OpenTV and Spyglass (the ``Combined Company'') businesses will not be integrated successfully and unanticipated costs of such integration, failure of the Combined Company to retain and hire key executives, technical personnel and other employees, failure of the Combined Company to manage its growth, failure of the Combined Company to successfully manage its changing relationship with customers, suppliers and strategic solution center customers, the timely development, acceptance and pricing of new products and services using OpenTV enabled solutions, the impact of competitive products and services, and the pricing of those competitive products and services, and other risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission. Other risks and uncertainties associated with the businesses of OpenTV may be reviewed in OpenTV's public filings on Form 6-K and in its Form F-1 Registration Statement filed on November 19, 1999, as amended. Those documents are publicly on file with the U.S. Securities and Exchange Commission.


EXHIBITS


EXHIBIT NO.           DESCRIPTION
99.1                  Press Release dated April 27, 2000.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf bythe undersigned, thereunto duly authorized.

                                OpenTV Corp.
                                (Registrant)

Date:  May 5, 2000              By:  /s/ James F. Brown
                                   -------------------------------------------
                                James F. Brown
                                General Counsel and Secretary


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EXHIBIT INDEX


EXHIBIT      DESCRIPTION                                   Sequential Page
-------      -----------                                   Number
99.1         Press Release dated April 27, 2000.